Mail Stop 4561

March 11, 2009

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, New Jersey 07960

Re: Access Integrated Technologies, Inc.
        Form 10-Q for the quarterly period ended December 31, 2008
        Filed on February 9, 2009
        File No. 000-51910

Dear Mr. Mayo:

We have reviewed your response letter dated February 9, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2008.

Form 10-Q for the quarterly period ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 10

1. We note your response to prior comment no. 3 and have the following comment. Ensure that you disclose the reasons for the impairment charge recorded within your USM reporting unit. See paragraph 47(a) of SFAS 142. You should also consider disclosing why no goodwill impairment charge is necessary for the AccessIT SW, The Pavillion Theatre and The Bigger Picture reporting units. In addition, enhanced disclosures that show the amount of goodwill allocated to each reporting unit would provide useful information to investors.

2. We note your response to prior comment no. 3 and have the following comment. We note that you used the enterprise value for assessing and measuring goodwill impairment. You further state that you determined that the overall enterprise value of the company was reasonable. Describe the method utilized to determine that the overall enterprise value was <u>reasonable.</u> In addition, indicate whether the fair value of your long-term debt used to calculate the overall enterprise value was equal to its net book value or at a different amount. Explain how you determined the fair value of such debt.

3. We note your response to prior comment no. 3 and have the following comment. Tell us the enterprise value for each of the reporting units included within the Content & Entertainment segment and Media Services segment. Provide us with your "step two" measurement analysis of goodwill impairment. Provide us with a summary of each reporting unit's fair value that totals to the overall enterprise value. Indicate how your valuations of these reporting units considered the recent declines in revenues experienced by Content & Entertainment segment.

Fair Value of Financial Instruments, page 12

4. As a reminder, the footnotes should disclose the fair value of your long-term debt as you do with other financial instruments. Ensure that your disclosures comply with paragraph 10 of SFAS 107 including interim financial statements.

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations, page 31

5. Describe the terms of the non-cash barter revenue of $1.2 million recognized for advertising as part of a distribution agreement. Tell us how your accounting for this transaction complies with EITF 99-17. Ensure that you adequately discuss the impact of this arrangement on your trends including whether this practice will continue in the near term.

6. You disclose on page 34 that there was a 27% increase in distribution revenues by The Bigger Picture reporting unit. Ensure that you disclose the reasons why certain increases or decreases occur rather than simply stating that such a change occurred. Refer to Section III. D of SEC Release 33-6835.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief